Exhibit 99.2

GOGL – Key information relating to repair issue to be carried out by Golden Ocean Group Limited
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.
18 February 2021, Hamilton, Bermuda
Reference is made to the stock exchange release by Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (“Golden Ocean” or the "Company”) on 17 February 2021 regarding the successful completion of the private placement of new shares in the Company (the "Private Placement") and a potential subsequent offering at the same subscription price as in the Private Placement.
Date on which the terms and conditions of the repair issue were announced: 17 February 2021
Last day including right: 17 February 2021
Ex-date: 18 February 2021
Record date: 19 February 2021
Date of approval: on or about 26 March 2021
Maximum number of new shares: 2,710,377
Subscription price: NOK 53.00
Other information:
The Subsequent Offering is conditional on (i) completion of the Private Placement, (ii) the Company's extraordinary general meeting to be held on or about 26 March 2021 (the "EGM") resolving to increase the Company's authorized share capital at the EGM and the Board resolving to issue the Subsequent Offering Shares, and (iii) approval and publication of an offering prospectus approved by the Financial Supervisory Authority of Norway, expected to take place in April 2021. The Board may cancel the Subsequent Offering, depending on the prevailing market conditions and considerations of the Company.
For further queries, please contact:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53
Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45
This information is published in accordance with the requirements of the Continuing Obligations issued by the Oslo Stock Exchange.

Important information:
The release is not for publication or distribution, in whole or in part directly or indirectly, in or into Australia, Canada, Japan or the United States (including its territories and possessions, any state of the United States and the District of Columbia). This release is an announcement issued pursuant to legal information obligations, and is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. It is issued for information purposes only, and does not constitute or form part of any offer or solicitation to purchase or subscribe for securities, in the United States or in any other jurisdiction. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "US Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the US Securities Act. The Company does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into Australia, Canada, Japan or the United States. The issue, exercise, purchase or sale of subscription rights and the subscription or purchase of shares in the Company are subject to specific legal or regulatory restrictions in certain jurisdictions. Neither the Company nor the Managers assumes any responsibility in the event there is a violation by any person of such restrictions. The distribution of this release may in certain jurisdictions be restricted by law. Persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Managers are acting for the Company and no one else in connection with the Private Placement and will not be responsible to anyone other than the Company providing the protections afforded to their respective clients or for providing advice in relation to the Private Placement and/or any other matter referred to in this release.
Forward-looking statements:
This release and any materials distributed in connection with this release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.